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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

7-ELEVEN, INC.
(Name of Subject Company (Issuer))

IYG HOLDING COMPANY
a wholly owned subsidiary of
 SEVEN-ELEVEN JAPAN CO., LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-Ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☒
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

(a)(1)	Press Release issued by Seven & I Holdings Co., Ltd. on September 1, 2005.
(a)(2)	Press Release issued by Seven-Eleven Japan Co., Ltd. on September 1, 2005.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Press Release issued by Seven & I Holdings Co., Ltd. on September 1, 2005.
(a)(2)	Press Release issued by Seven-Eleven Japan Co., Ltd. on September 1, 2005.

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EXHIBIT INDEX